Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Five Star Quality Care, Inc. for the registration of debt securities, common stock, preferred stock, depositary shares, and warrants, and to the incorporation by reference therein of our reports dated February 17, 2012, with respect to the consolidated financial statements of Five Star Quality Care, Inc., and the effectiveness of internal control over financial reporting of Five Star Quality Care, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

Boston, Massachusetts	/s/ Ernst & Young LLP

November 21, 2012